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              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT
         PURSUANT TO RULE 477 OF THE SECURITIES ACT OF 1933, AS AMENDED



                                  CAMCAP, INC.

                               FILE NO. 333-47970

The undersigned Registrant does hereby apply for withdrawal of the Registration Statement on Form SB-2, File No. 333-47970, and states in support thereof, that the proposed spinoff of securities has been terminated. Accordingly, the issuance of securities of CamCap, Inc. to shareholders of Cambridge Holdings, Ltd. is no longer necessary.


                                        Signatures


Pursuant to the requirements of the Securities Act of 1933, as amended, this Application for Withdrawal of Registration Statement has been signed on the date below on behalf of the Registrant by the undersigned, thereunto duly authorized.

Dated:   March 21, 2002                 CAMCAP, INC.



                                        By:      /s/ Gregory Pusey
                                            ---------------------------------
                                            Gregory Pusey, President